                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D
                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                               (Amendment No. __)*

                          GENERAL CIGAR HOLDINGS, INC.
                                (Name of Issuer)

                              CLASS A COMMON STOCK
                         (Title of Class of Securities)

                                    36933P100
                                 (CUSIP Number)

                                  EDWIN R. BUSS
                              TREASURER, SECURITIES
                        I.G. INVESTMENT MANAGEMENT, LTD.
                                ONE CANADA CENTRE
                               447 PORTAGE AVENUE
                            WINNIPEG, MANITOBA CANADA
                                     R3C 3B6
                            TELEPHONE: (204) 956-8240
 (Name, Address and Telephone Number of Person Authorized to Receive Notices and
                                 Communications)

                                JANUARY 22, 1998
             (Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box [ ].

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Section 240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 36933P100

1.  Names of Reporting Persons.
    I.R.S. Identification Nos. of above persons (entities only).
       Investors Special Fund
       Reporting Person has no I.R.S. Identification Number

2.  Check the Appropriate Box if a member of a Group (See Instructions)
    (a) [ ]
    (b) [ ]

3.  SEC Use Only

4.  Source of Funds (See Instructions)
    00 -- Funds from time to time committed to Investors Group Trust Co. Ltd. by Unitholders for investment in Units of the Fund.

5. Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) [ ]

6.  Citizenship or Place of Organization
    Manitoba, Canada

Number of Shares        7.          Sole Voting Power 0
Beneficially Owned      8.          Shared Voting Power 218,000
by Each Reporting       9.          Sole Dispositive Power 0
Person With             10.         Shared Dispositive Power 218,000

11. Aggregate Amount Beneficially Owned by Each Reporting Person
    218,000

12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) [ ]

13. Percent of Class Represented by Amount in Row (11):
    3.2%

14. Type of Reporting Person (See Instructions)
    00 (Open-end mutual fund trust governed by the laws of the Province of Manitoba, Canada)

                                       2A

CUSIP NO. 36933P100

1.  Names of Reporting Persons.
    I.R.S. Identification Nos. of above persons (entities only).
       Investors Canadian Small Cap Fund
       Reporting Person has no I.R.S. Identification Number

2.  Check the Appropriate Box if a member of a Group (See Instructions)
    (a) [ ]
    (b) [ ]

3.  SEC Use Only

4.  Source of Funds (See Instructions)
    00 -- Funds from time to time committed to Investors Group Trust Co. Ltd. by Unitholders for investment in Units of the Fund.

5. Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) [ ]

6.  Citizenship or Place of Organization
    Manitoba, Canada

Number of Shares        7.          Sole Voting Power 0
Beneficially Owned      8.          Shared Voting Power 162,000
by Each Reporting       9.          Sole Dispositive Power 0
Person With             10.         Shared Dispositive Power 162,000

11. Aggregate Amount Beneficially Owned by Each Reporting Person
    162,000

12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) [ ]

13. Percent of Class Represented by Amount in Row (11):
    2.4%

14. Type of Reporting Person (See Instructions)
    00 (Open-end mutual fund trust governed by the laws of the Province of Manitoba, Canada)

                                       2B

CUSIP NO. 36933P100

1.  Names of Reporting Persons.
    I.R.S. Identification Nos. of above persons (entities only).
       Investors Canadian Small Cap Fund II
       Reporting Person has no I.R.S. Identification Number

2.  Check the Appropriate Box if a member of a Group (See Instructions)
    (a) [ ]
    (b) [ ]

3.  SEC Use Only

4.  Source of Funds (See Instructions)
    00 -- Funds from time to time committed to Investors Group Trust Co. Ltd. by Unitholders for investment in Units of the Fund.

5. Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) [ ]

6.  Citizenship or Place of Organization
    Manitoba, Canada

Number of Shares        7.          Sole Voting Power 0
Beneficially Owned      8.          Shared Voting Power 2,100
by Each Reporting       9.          Sole Dispositive Power 0
Person With             10.         Shared Dispositive Power 2,100

11. Aggregate Amount Beneficially Owned by Each Reporting Person
    2,100

12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) [ ]

13. Percent of Class Represented by Amount in Row (11):
    0.03%

14. Type of Reporting Person (See Instructions)
    00 (Open-end mutual fund trust governed by the laws of the Province of Manitoba, Canada)

                                       2C

CUSIP NO. 36933P100

1.  Names of Reporting Persons.
    I.R.S. Identification Nos. of above persons (entities only).
       I.G. Investment Management, Ltd.
       Reporting Person has no I.R.S. Identification Number

2.  Check the Appropriate Box if a member of a Group (See Instructions)
    (a) [ ]
    (b) [ ]

3.  SEC Use Only

4.  Source of Funds (See Instructions)
    00 -- Funds from time to time committed to Investors Group Trust Co. Ltd. by Unitholders of Investors Special Fund, Investors Canadian Small Cap Fund and Investors Canadian Small Cap Fund II for investment in Units of each of Investors Special Fund, Investors Canadian Small Cap Fund and Investors Canadian Small Cap Fund II, respectively.

5. Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) [ ]

6.  Citizenship or Place of Organization
    Canada

Number of Shares        7.          Sole Voting Power 0
Beneficially Owned      8.          Shared Voting Power 382,100
by Each Reporting       9.          Sole Dispositive Power 0
Person With             10.         Shared Dispositive Power 382,100

11. Aggregate Amount Beneficially Owned by Each Reporting Person
    382,100

12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) [ ]

13. Percent of Class Represented by Amount in Row (11):
    5.5%

14. Type of Reporting Person (See Instructions)
    CO (Corporation governed by the Canada Business Corporations Act), IA (Canadian)

                                       2D

CUSIP NO. 36933P100

1.  Names of Reporting Persons.
    I.R.S. Identification Nos. of above persons (entities only).
       Investors Group Trust Co. Ltd.
       Reporting Person has no I.R.S. Identification Number.

2.  Check the Appropriate Box if a member of a Group (See Instructions)
    (a) [ ]
    (b) [ ]

3.  SEC Use Only

4.  Source of Funds (See Instructions)
    00 -- Funds from time to time committed to Investors Group Trust Co. Ltd. by Unitholders of Investors Special Fund, Investors Canadian Small Cap Fund and Investors Canadian Small Cap Fund II for investment in Units of each of Investors Special Fund, Investors Canadian Small Cap Fund and Investors Canadian Small Cap Fund II, respectively.

5. Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) [ ]

6.  Citizenship or Place of Organization
    Manitoba, Canada

Number of Shares        7.          Sole Voting Power 0
Beneficially Owned      8.          Shared Voting Power 382,100
by Each Reporting       9.          Sole Dispositive Power 0
Person With             10.         Shared Dispositive Power 382,100

11. Aggregate Amount Beneficially Owned by Each Reporting Person
    382,100

12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) [ ]

13. Percent of Class Represented by Amount in Row (11):
    5.5%

14. Type of Reporting Person (See Instructions)
    CO (Corporation governed by the Manitoba Corporations Act)

                                       2E

CUSIP NO. 36933P100

1.  Name of Reporting Persons.
    I.R.S. Identification Nos. of above persons (entities only).
          Investors Group Inc.
          Reporting Person has no I.R.S. Identification Number.

2.  Check the Appropriate Box if a member of a Group (See Instructions)
    (a) [ ]
    (b) [ ]

3.  SEC Use Only

4.  Source of Funds (See Instructions)
    00 -- Funds from time to time committed to Investors Group Trust Co. Ltd. by Unitholders of Investors Special Fund, Investors Canadian Small Cap Fund and Investors Canadian Small Cap Fund II for investment in Units of each of Investors Special Fund, Investors Canadian Small Cap Fund and Investors Canadian Small Cap Fund II, respectively.

5. Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) [ ]

6.  Citizenship or Place of Organization
    Canada

Number of Shares        7.          Sole Voting Power 0
Beneficially Owned      8.          Shared Voting Power 382,100
by Each Reporting       9.          Sole Dispositive Power 0
Person With             10.         Shared Dispositive Power 382,100

11. Aggregate Amount Beneficially Owned by Each Reporting Person
    382,100

12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) [ ]

13. Percent of Class Represented by Amount in Row (11):
    5.5%

14. Type of Reporting Person (See Instructions)
    CO (Corporation governed by the Canada Business Corporations Act), HC

                                       2F

CUSIP NO. 36933P100

1.  Name of Reporting Persons.
    I.R.S. Identification Nos. of above persons (entities only).
       Investors Group Trustco Inc.
       Reporting Person has no I.R.S. Identification Number.

2.  Check the Appropriate Box if a member of a Group (See Instructions)
    (a) [ ]
    (b) [ ]

3.  SEC Use Only

4.  Source of Funds (See Instructions)
    00 -- Funds from time to time committed to Investors Group Trust Co. Ltd. by Unitholders of Investors Special Fund, Investors Canadian Small Cap Fund and Investors Canadian Small Cap Fund II for investment in Units of each of Investors Special Fund, Investors Canadian Small Cap Fund and Investors Canadian Small Cap Fund II, respectively.

5. Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) [ ]

6.  Citizenship or Place of Organization
    Canada

Number of Shares        7.          Sole Voting Power 0
Beneficially Owned      8.          Shared Voting Power 382,100
by Each Reporting       9.          Sole Dispositive Power 0
Person With             10.         Shared Dispositive Power 382,100

11. Aggregate Amount Beneficially Owned by Each Reporting Person
    382,100

12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) [ ]

13. Percent of Class Represented by Amount in Row (11):
    5.5%

14. Type of Reporting Person (See Instructions)
    CO (Corporation governed by the Canada Business Corporations Act), HC

                                       2G

ITEM 1.     SECURITY AND ISSUER.

            The class of equity securities to which this statement on Schedule 13D relates is the Class A Common Stock, $0.01 par value (the "Common Stock" or the "Securities"), of General Cigar Holdings, Inc., a Delaware corporation (the "Issuer").

ITEM 2.     IDENTITY AND BACKGROUND.

            This joint statement is filed by and on behalf of the following Reporting Persons signing this Schedule 13D and are hereafter referred to as the "Reporting Persons": Investors Group Inc. ("IGI"), Investors Group Trustco Inc. ("Trustco"), Investors Group Trust Co. Ltd. (the "Trustee"), I.G. Investment Management, Ltd. (the "Management Company"), Investors Special Fund, Investors Canadian Small Cap Fund and Investors Canadian Small Cap Fund II (collectively, the "Funds").

            All of the Reporting Persons have their principal places of business at:

                    One Canada Centre
                    447 Portage Avenue
                    Winnipeg, Manitoba
                    R3C 3B6

            IGI is a corporation formed under the Canada Business Corporations Act. It is a diversified-financial services holding company.

            Trustco is a corporation formed under the Canada Business Corporations Act. It is a holding company.

            The Management Company is a corporation formed under the Canada Business Corporations Act. It provides management services to the Funds.

            The Trustee is a corporation formed under the Manitoba Corporations Act. It is the trustee for the Unitholders of the Funds and serves as the trustee for other open-end mutual fund trusts organized and affiliated with IGI.

            The Funds are open-end mutual fund trusts of which the Unitholders are beneficiaries established in accordance with a Declaration of Trust under the laws of Manitoba, Canada.

            IGI owns 100% of the issued and outstanding Class A Common Shares of Trustco. Trustco owns 100% of the issued and outstanding Class A Common Shares of the Management Company. Trustco also owns, directly or indirectly, 100% of the issued and outstanding Common Shares of the Trustee. Trustco, the Management Company, the Trustee, and the Funds are all ultimately controlled by IGI through its ownership of 100% of the issued and outstanding Class A Common Shares of Trustco.

            Power Financial Corporation owns 67.4% of the common stock of Investors Group Inc. Power Corporation of Canada, of which Mr. Paul Desmarais controls 67.7% of the voting power, owns 67.5% of the common stock of Power Financial Corporation.

            Schedule 1 annexed hereto sets forth the name, principal occupation or employment and address of each of the executive officers and directors of IGI, Trustco, the Management Company, and the Trustee and is incorporated herein by reference. All such executive officers and directors are Canadian citizens except as indicated on Schedule 1. During the last five years, none of the Reporting Persons, nor to the best knowledge of any of them, any of the executive officers and directors listed on Schedule 1 hereto, has (a) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), or (b) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of which was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal (U.S.A.) or state securities laws or finding any violation with respect to such laws.

ITEM 3.     SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

            The Reporting Persons used an aggregate of approximately $8,533,692.54 to purchase the Issuer's Common Stock reported as beneficially owned in Item 5 below. The Issuer's Common Stock was purchased with funds of Unitholders of each Fund from time to time committed to the Trustee for investment in Units of the Fund.

ITEM 4.     PURPOSE OF TRANSACTION.

            The purpose of the acquisition of the subject 382,100 shares of the Issuer's Common Stock was and is for investment only with no view to acquire or otherwise exercise control of or over the Issuer. The Funds may from time to time purchase additional shares of the Issuer's Common Stock and/or may from time to time sell any or all shares of Common Stock owned. None of the Reporting Persons has any commitment or other obligation to purchase or sell any shares of Common Stock of the Issuer, and the Management Company will do so on behalf of the Funds based upon the investment policies established by the Trustee for each Fund and the general and specific market conditions and the perceived prospects for the Issuer and the Issuer's Common Stock. In addition, the investment policy of each Fund limits its holdings in the stock of any issuer to 10% of the Fund's assets and to not more than 10% of any issuer's issued and outstanding common stock.

            Other than as described above, none of the Reporting Persons has any present plans or proposals which relate to or would result in any transaction, change or event specified in clauses (a) through (j) of Item 4 of the Schedule 13D.

ITEM 5.     INTEREST IN SECURITIES OF THE ISSUER.

            (a) The aggregate number and percentage of Securities to which this
Schedule 13D relates is 382,100 shares of Common Stock, representing 5.5% of the 6,900,000 shares of the Issuer's Common Stock outstanding, as reported as being outstanding in the Issuer's Form 10-Q for the quarter ended August 30, 1997. The Reporting Persons beneficially own those Securities as follows:

                                                            Shares of                      % of
                                                              Common                     Class of
                            Name                              Stock                    Common Stock
                            ----                              -----                    ------------
Investors Group Inc.                                         382,100                      5.5%
Investors Group Trustco Inc.                                 382,100                      5.5%
Investors Group Trust Co. Ltd.                               382,100                      5.5%
I.G. Investment Management, Ltd.                             382,100                      5.5%
Investors Special Fund                                       218,000                      3.2%
Investors Canadian Small Cap Fund                            162,000                      2.4%
Investors Canadian Small Cap Fund II                          2,100                      0.03%

            (b) Under Sections 5.1 and 7.1 of the Declaration of Trust, the Trustee may be deemed to direct the disposition and voting of the shares of Issuer's Common Stock held by the Funds. However, IGI, Trustco, the Trustee and the Management Company may be deemed to beneficially own the subject is 382,100 shares of the Issuer's Common Stock by virtue of the common officers and/or directors among IGI, Trustco, the Trustee and the Management Company, as indicated on Schedule I annexed hereto, and thus directly and indirectly share voting power and share dispositive power within the meaning of Rule 13d-3 under
Section 13(d) of the Securities Exchange Act of 1934 with respect to the subject 382,100 shares of Issuer's Common Stock.

            (c) The table below sets forth purchases of the Issuer's Common Stock by the Reporting Persons during the last sixty days. All of such purchases were effected by the Management Company on the New York Stock Exchange.

                                                                                        Approximate Price
                                                                                          Per Share ($)
                                                        Amount of Shares                  (exclusive of
                              Date                       Of Common Stock                  commissions)
                        December 4, 1997                     30,000                          $22.16
                        January 20, 1998                       800                           $20.94
                        January 21, 1998                       800                           $19.75
                        January 22, 1998                     50,000                          $20.25
                        January 22, 1998                       500                           $19.18

            (d) Each Fund has the right to receive and the power to direct the receipt of dividends from, and the proceeds from the sale of, the Common Stock held by it.

            (e) Not applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

            Investors Group Trust Co. Ltd. is the Trustee of the Funds. The Funds themselves do not have any officers, although the Trust Declarations creating the Funds provide that officers can be appointed. The Trust Declarations for the Funds provide that the Trustee has the sole discretion to invest the assets of the Fund, vote portfolio securities, and borrow any money to the extent that the Trustee in its discretion deems necessary. The Trust Declarations further authorize the Trustee to retain a manager to carry out the investment function and expressly state that the Management Company is that manager unless and until replaced. Pursuant to an Investment Management and Service Agreement for each Fund, the Management Company provides each Fund with day-to-day administrative services and with investment management services respecting transactions in securities of issuers in which the Fund may invest.

ITEM 7.     MATERIAL TO BE FILED AS EXHIBITS.

            The following Exhibits A, B, C, D, E, F, G and H are attached hereto

Exhibit A:    Joint Filing Agreement
Exhibit B:    Power of Attorney to Edwin R. Buss, James Fossen or David M. R.
              Cheop, as Attorney-in-Fact for Hugh Sanford Riley, President and
              Chief Executive Officer of Investors Group Inc.
Exhibit C:    Power of Attorney to Edwin R. Buss, James Fossen or David M. R.
              Cheop, as Attorney-in-Fact for Richard Elliott Archer, President
              of Investors Group Trustco Inc.
Exhibit D:    Power of Attorney to Edwin R. Buss, James Fossen or David M. R.
              Cheop, as Attorney-in-Fact for Wayne Stanley Walker, President and
              Chief Executive Officer of Investors Group Trust Co. Ltd.
Exhibit E:    Power of Attorney to Edwin R. Buss, James Fossen or David M. R.
              Cheop, as Attorney-in-Fact for Richard Elliott Archer, President of I.G. Investment Management, Ltd.

Exhibit F:    Power of Attorney to Edwin R. Buss, James Fossen or David M. R.
              Cheop, as Attorney-in-Fact for Wayne Stanley Walker, President and
              Chief Executive Officer of Investors Group Trust Co. Ltd., as
              Trustee for Investors Special Fund
Exhibit G:    Power of Attorney to Edwin R. Buss, James Fossen or David M. R.
              Cheop, as Attorney-in-Fact for Wayne Stanley Walker, President and
              Chief Executive Officer of Investors Group Trust Co. Ltd., as
              Trustee for Investors Canadian Small Cap Fund
Exhibit H:    Power of Attorney to Edwin R. Buss, James Fossen or David M. R.
              Cheop, as Attorney-in-Fact for Wayne Stanley Walker, President and
              Chief Executive Officer of Investors Group Trust Co. Ltd., as
              Trustee for Investors Canadian Small Cap Fund II

                                    SIGNATURE

            After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

December 18, 1998                   INVESTORS GROUP INC.



                                      By: /s/ Edwin R. Buss
                                          ------------------------------------
                                          Edwin R. Buss, as
                                          Attorney-in-Fact for
                                          Hugh Sanford Riley,
                                          President and Chief
                                          Executive Officer of
                                          Investors Group Inc.

December 18, 1998                   INVESTORS GROUP TRUSTCO INC.



                                      By: /s/ Edwin R. Buss
                                          ------------------------------------
                                          Edwin R. Buss, as
                                          Attorney-in-Fact for
                                          Richard Elliott Archer,
                                          President of
                                          Investors Group Trustco Inc.

December 18, 1998                   INVESTORS GROUP TRUST CO. LTD.



                                      By: /s/ Edwin R. Buss
                                          ------------------------------------
                                          Edwin R. Buss, as
                                          Attorney-in-Fact for
                                          Wayne Stanley Walker,
                                          President and Chief Executive Officer
                                          Investors Group Trust Co. Ltd.

December 18, 1998                   I.G. INVESTMENT MANAGEMENT, LTD.



                                      By: /s/ Edwin R. Buss
                                          ------------------------------------
                                          Edwin R. Buss, as
                                          Attorney-in-Fact for
                                          Richard Elliott Archer,
                                          President of
                                          I.G. Investment Management, Ltd.

December 18, 1998              INVESTORS SPECIAL FUND

                                 By: /s/ Edwin R. Buss
                                     ------------------------------------
                                     Edwin R. Buss,
                                     as Attorney-in-Fact for
                                     Wayne Stanley Walker,
                                     President and Chief Executive Officer of
                                     Investors Group Trust Co. Ltd.,
                                     as Trustee for
                                     Investors Special Fund

December 18, 1998              INVESTORS CANADIAN SMALL CAP FUND



                                 By: /s/ Edwin R. Buss
                                     ------------------------------------
                                     Edwin R. Buss,
                                     as Attorney-in-Fact for
                                     Wayne Stanley Walker,
                                     President and Chief Executive Officer of
                                     Investors Group Trust Co. Ltd.,
                                     as Trustee for
                                     Investors Canadian Small Cap Fund

December 18, 1998              INVESTORS CANADIAN SMALL CAP FUND II



                                 By: /s/ Edwin R. Buss
                                     ------------------------------------
                                     Edwin R. Buss,
                                     as Attorney-in-Fact for
                                     Wayne Stanley Walker,
                                     President and Chief Executive Officer of
                                     Investors Group Trust Co. Ltd.,
                                     as Trustee for
                                     Investors Canadian Small Cap Fund II

Schedule 1

The following sets forth certain information about directors and executive officers of Investors Group Inc., Investors Group Trustco Inc., Investors Group Trust Co. Ltd. and I.G. Investment Management, Ltd.

------------------------------------------------------------------------------------------------------------------
Name and Residence or Employment     Present Principal Occupation or             Office and Directorship(s) Held
Address and Citizenship,             Employment; Name, Principal Business,       in Reporting Persons
if not a Canadian Citizen            and Address in Which Such Employment
                                     is Conducted (if Different from
                                     Business Address of Employer)
------------------------------------------------------------------------------------------------------------------
James W. Burns, O.C.                 Deputy Chairman                             Director
751 Victoria Square                  Power Corporation of Canada                 Investors Group Inc.
Montreal, Quebec
H2Y 2J3 (business)
------------------------------------------------------------------------------------------------------------------
Andre Desmarais                      President & Co-Chief Executive Officer      Director
751 Victoria Square                  Power Corporation of Canada                 Investors Group Inc.
Montreal, Quebec
H2Y 2J3 (business)

------------------------------------------------------------------------------------------------------------------
Paul Desmarais, Jr.                  Chairman & Co-Chief Executive Officer       Director
751 Victoria Square                  Power Corporation of Canada                 Investors Group Inc.
Montreal, Quebec
H2Y 2J3 (business)
------------------------------------------------------------------------------------------------------------------
Paul G. Desmarais, P.C., C.C.        Chairman of the Executive Committee         Director
751 Victoria Square                  Power Corporation of Canada                 Investors Group Inc.
Montreal, Quebec
H2Y 2J3 (business)
------------------------------------------------------------------------------------------------------------------
J. David A. Jackson                  Chairman                                    Director
22nd Floor, P.O. Box 25              Blake, Cassels & Graydon                    Investors Group Inc.
Commerce Court West
Toronto, Ontario
M5L 1A9 (business)
------------------------------------------------------------------------------------------------------------------
Wanda M. Dorosz                      President, Chief Executive Officer &        Director
150 King Street West                 Managing Partner                            Investors Group Inc.
Suite 1505, SunLife Tower            Quorum Group of Companies
P.O. Box 5
Toronto, Ontario
M5H 1J9 (business)
------------------------------------------------------------------------------------------------------------------
Robert G. Graham                     Company Director                            Director
77 Avenue Road                                                                   Investors Group Inc.
Toronto, Ontario
M5R 3R8 (business)
------------------------------------------------------------------------------------------------------------------
Robert Gratton                       President & Chief Executive Officer         Director
751 Victoria Square                  Power Financial Corporation                 Investors Group Inc.
Montreal, Quebec
H2Y 2J3 (business)
------------------------------------------------------------------------------------------------------------------
Rt. Hon. Donald F. Mazankowski, P.C. Company Director                            Director
P.O. Box 1350                                                                    Investors Group Inc.
5238 - 45 B. Avenue
Vegreville, Alberta
T9C 1S5 (business)
------------------------------------------------------------------------------------------------------------------
John S. McCallum                     Professor of Finance                        Director
Drake Centre, Room 462               Faculty of Management                       Investors Group Inc.
Winnipeg, Manitoba                   University of Manitoba
R3T 2N2 (business)                                                               Director
                                                                                 Investors Group Trust Co. Ltd.
------------------------------------------------------------------------------------------------------------------
Roy W. Piper                         Self-employed farmer                        Director
Box 160                                                                          Investors Group Inc.
Elrose, Saskatchewan
S0L 0Z0 (business)
------------------------------------------------------------------------------------------------------------------

------------------------------------------------------------------------------------------------------------------------
Susan Sherk                            Senior Consultant                         Director
Bonaventure Place                      AGRA Earth & Environmental                Investors Group Inc.
95 Bonaventure Avenue
P.O. Box 2035, Station C
St. John's, Newfoundland
A1C 5R6 (business)
------------------------------------------------------------------------------------------------------------------------
Hon. P. Michael Pitfield, P.C., Q.C.   Vice-Chairman                             Director
751 Victoria Square                    Power Corporation of Canada               Investors Group Inc.
Montreal, Quebec
H2Y 2J3 (business)
------------------------------------------------------------------------------------------------------------------------
Michel Plessis-Belair, F.C.A.          Vice-Chairman & Chief Financial Officer   Director
751 Victoria Square                    Power Corporation of Canada               Investors Group Inc.
Montreal, Quebec
H2Y 2J3 (business)
------------------------------------------------------------------------------------------------------------------------
Gerard Veilleux, O.C., D.U.            President                                 Director
751 Victoria Square                    Power Communications Inc.                 Investors Group Inc.
Montreal, Quebec
H2Y 2J3 (business)
------------------------------------------------------------------------------------------------------------------------
Hugh Sanford Riley                     President & Chief Executive Officer and   President & Chief Executive Officer and
447 Portage Avenue                     Director                                  Director
Winnipeg, Manitoba                     Investors Group Inc.                      Investors Group Inc.
Canada
R3C 3B6 (business)                     Director                                  Director
                                       Investors Group Trust Co. Ltd.            Investors Group Trust Co. Ltd.

                                       Chairman of the Board and Director        Chairman of the Board and Director
                                       I.G. Investment Management, Ltd.          I.G. Investment Management, Ltd.

                                       Director
                                       Investors Group Trustco Inc.
                                                                                 Director
                                                                                 Investors Group Trustco Inc.
------------------------------------------------------------------------------------------------------------------------
Michael A. Miller                      Executive Vice-President, Products and    Executive Vice-President, Products and
447 Portage Avenue                     Distribution                              Distribution
Winnipeg, Manitoba                     Investors Group Inc.                      Investors Group Inc.
R3C 3B6 (business)
------------------------------------------------------------------------------------------------------------------------
Richard Elliott Archer                 Executive Vice-President, Investments     Executive Vice-President, Investments
447 Portage Avenue                     Investors Group Inc.                      Investors Group Inc.
Winnipeg, Manitoba
Canada                                 Director
R3C 3B6 (business)                     Investors Group Trust Co. Ltd.            Director
                                                                                 Investors Group Trust Co. Ltd.

                                       President and Director                    President and Director
                                       I.G. Investment Management, Ltd.          I.G. Investment Management, Ltd.

                                       Director and President                    Director and President
                                       Investors Group Trustco Inc.              Investors Group Trustco Inc.
------------------------------------------------------------------------------------------------------------------------

---------------------------------------------------------------------------------------------------------------------------
Dale Alwyn George Parkinson              Executive Vice-President                  Executive Vice-President
447 Portage Avenue                       Investors Group Inc.                      Investors Group Inc.
Winnipeg, Manitoba
Canada                                   Chairman of the Board and Director        Chairman of the Board and
R3C 3B6 (business)                       Investors Group Trust Co. Ltd.            Director
                                                                                   Investors Group Trust Co. Ltd.

                                         Director                                  Director
                                         I.G. Investment Management, Ltd.          I.G. Investment Management, Ltd.

                                         Director and Chairman                     Director and Chairman
                                         Investors Group Trustco Inc.              Investors Group Trustco Inc.
---------------------------------------------------------------------------------------------------------------------------
W. Gary Wilton                           Executive Vice-President, Client and      Executive Vice-President, Client and
447 Portage Avenue                       Information Services                      Information Services
Winnipeg, Manitoba                       Investors Group Inc.                      Investors Group Inc.
R3C 3B6 (business)
---------------------------------------------------------------------------------------------------------------------------
William Terrence Wright, Q.C.            Senior Vice-President, General Counsel    Senior Vice-President, General Counsel
447 Portage Avenue                       & Secretary                               & Secretary
Winnipeg, Manitoba                       Investors Group Inc.                      Investors Group Inc.
R3C 3B6 (business)
                                         Vice President and General Counsel        Vice President and General Counsel
                                         Investors Group Trust Co. Ltd.            Investors Group Trust Co. Ltd.

                                         Director, Senior Vice-President, General  Director, Senior Vice-President, General
                                         Counsel & Secretary                       Counsel & Secretary
                                         Investors Group Trustco Inc.              Investors Group Trustco Inc.
---------------------------------------------------------------------------------------------------------------------------
Gregory D. Tretiak                       Senior Vice-President, Finance            Senior Vice-President, Finance
447 Portage Avenue                       Investors Group Inc.                      Investors Group Inc.
Winnipeg, Manitoba
R3C 3B6 (business)                       Senior Vice-President, Finance            Senior Vice-President, Finance
                                         Investors Group Trustco Inc.              Investors Group Trustco Inc.
---------------------------------------------------------------------------------------------------------------------------
Jean-Guy Gourdeau                        Senior Vice-President, Strategic          Senior Vice-President, Strategic
447 Portage Avenue                       Initiatives                               Initiatives
Winnipeg, Manitoba                       Investors Group Inc.                      Investors Group Inc.
R3C 3B6 (business)
---------------------------------------------------------------------------------------------------------------------------
Sandra A. Metraux                        Senior Vice-President, Marketing          Senior Vice-President, Marketing
447 Portage Avenue                       Investors Group Inc.                      Investors Group Inc.
Winnipeg, Manitoba
R3C 3B6 (business)                       Vice-President, Marketing                 Vice-President, Marketing
                                         Investors Group Trustco Inc.              Investors Group Trustco Inc.
Citizen of the United States of America
---------------------------------------------------------------------------------------------------------------------------
Kevin E. Regan                           Senior Vice-President, Sales              Senior Vice-President, Sales
447 Portage Avenue                       Investors Group Inc.                      Investors Group Inc.
Winnipeg, Manitoba
R3C 3B6 (business)                       Vice-President, Sales Administration      Vice-President, Sales Administration
                                         Investors Group Trustco Inc.              Investors Group Trustco Inc.
---------------------------------------------------------------------------------------------------------------------------
Glen A. Torgerson                        Senior Vice-President, Sales              Senior Vice-President, Sales
447 Portage Avenue                       Investors Group Inc.                      Investors Group Inc.
Winnipeg, Manitoba
R3C 3B6 (business)                       Vice-President, Sales                     Vice-President, Sales
                                         Investors Group Trustco Inc.              Investors Group Trustco Inc.
---------------------------------------------------------------------------------------------------------------------------

----------------------------------------------------------------------------------------------------------------
Scott A. Penman                  Senior Vice-President, Equities          Senior Vice-President, Equities
447 Portage Avenue               Investors Group Inc.                     Investors Group Inc.
Winnipeg, Manitoba
R3C 3B6 (business)               Executive Vice-President and Director    Executive Vice-President and Director
                                 I.G. Investment Management, Ltd.         I.G. Investment Management, Ltd.
----------------------------------------------------------------------------------------------------------------
Alan Brownridge                  Senior Vice-President, Bonds             Senior Vice-President, Bonds
447 Portage Avenue               Investors Group Inc.                     Investors Group Inc.
Winnipeg, Manitoba
R3C 3B6 (business)               Senior Vice-President, Bonds             Senior Vice-President, Bonds
                                 I.G. Investment Management, Ltd.         I.G. Investment Management, Ltd.
----------------------------------------------------------------------------------------------------------------
Robert G. Darling                Senior Vice-President, Securities        Senior Vice-President, Securities
447 Portage Avenue               Investors Group Inc.                     Investors Group Inc.
Winnipeg, Manitoba
R3C 3B6 (business)               Vice-President                           Vice-President
                                 Investors Group Trust Co. Ltd.           Investors Group Trust Co. Ltd.

                                 Senior Vice-President, Securities and    Senior Vice-President, Securities and
                                 Director                                 Director
                                 I.G. Investment Management, Ltd.         I.G. Investment Management, Ltd.
----------------------------------------------------------------------------------------------------------------
Domenic Grestoni                 Senior Vice-President, Corporate         Senior Vice-President, Corporate
447 Portage Avenue               Investments                              Investments
Winnipeg, Manitoba               Investors Group Inc.                     Investors Group Inc.
R3C 3B6 (business)
                                 Vice-President, Corporate Investments    Vice-President, Corporate Investments
                                 Investors Group Trustco Inc.             Investors Group Trustco Inc.

                                 Assistant Secretary                      Assistant Secretary
                                 Investors Group Trust Co. Ltd.           Investors Group Trust Co. Ltd.

                                 Senior Vice-President, Corporate         Senior Vice-President, Corporate
                                 Investments                              Investments
                                 I.G. Investment Management, Ltd.         I.G. Investment Management, Ltd.
----------------------------------------------------------------------------------------------------------------
Brian C. Weatherby               Senior Vice-President, Taxation          Senior Vice-President, Taxation
447 Portage Avenue               Investors Group Inc.                     Investors Group Inc.
Winnipeg, Manitoba
R3C 3B6 (business)               Vice-President, Taxation                 Vice-President, Taxation
                                 Investors Group Trustco Inc.             Investors Group Trustco Inc.
----------------------------------------------------------------------------------------------------------------
Murray Kilfoyle                  Senior Vice-President, Client Services   Senior Vice-President, Client Services
447 Portage Avenue               Investors Group Inc.                     Investors Group Inc.
Winnipeg, Manitoba
R3C 3B6 (business)               Vice-President, Client Administration    Vice-President, Client Administration
                                 Investors Group Inc.                     Investors Group Inc.
----------------------------------------------------------------------------------------------------------------
Charles W. Whelan                Senior Vice-President, Property          Senior Vice-President, Property
447 Portage Avenue               Investors Group Inc.                     Investors Group Inc.
Winnipeg, Manitoba
R3C 3B6 (business)
                                 Senior Vice-President, Property and      Senior Vice-President, Property and
                                 Director                                 Director
                                 I.G. Investment Management, Ltd.         I.G. Investment Management, Ltd.
----------------------------------------------------------------------------------------------------------------

------------------------------------------------------------------------------------------------------------------
Ronald D. Saull                     Senior Vice-President and Chief         Senior Vice-President and
447 Portage Avenue                  Information Officer                     Chief Information Officer
Winnipeg, Manitoba                  Investors Group Inc.                    Investors Group Inc.
R3C 3B6 (business)
------------------------------------------------------------------------------------------------------------------
Donna L. Janovcik                   Assistant Secretary                     Assistant Secretary
447 Portage Avenue                  Investors Group Inc.                    Investors Group Inc.
Winnipeg, Manitoba
R3C 3B6 (business)                  Assistant Secretary                     Assistant Secretary
                                    Investors Group Trustco Inc.            Investors Group Trustco Inc.
------------------------------------------------------------------------------------------------------------------
Richard W. Irish                    Associate Secretary                     Associate Secretary
447 Portage Avenue                  Investors Group Inc.                    Investors Group Inc.
Winnipeg, Manitoba
R3C 3B6 (business)
------------------------------------------------------------------------------------------------------------------
Wayne Stanley Walker                Senior Officer                          Senior Officer
447 Portage Avenue                  Investors Group Inc.                    Investors Group Inc.
Winnipeg, Manitoba
Canada                              President, Chief Executive Officer and  President, Chief Executive Officer and
R3C 3B6 (business)                  Director                                Director
                                    Investors Group Trust Co. Ltd.          Investors Group Trust Co. Ltd.
------------------------------------------------------------------------------------------------------------------
Honourable Otto Lang, P.C., Q.C.    Chief Executive Officer                 Director
570 - 444 St. Mary Avenue           Centra Gas                              Investors Group Trust Co. Ltd.
Winnipeg, Manitoba
R3C 3T1 (business)
------------------------------------------------------------------------------------------------------------------
Sterling James McLeod               Retired                                 Director
447 Portage Avenue                                                          Investors Group Trust Co. Ltd.
Winnipeg, Manitoba
Canada
R3C 3B6 (business)
------------------------------------------------------------------------------------------------------------------
D.A.A. Ammeter                      Vice President, Financial Planning      Vice President, Financial Planning
447 Portage Avenue                  Investors Group Trustco Inc.            Investors Group Trustco Inc.
Winnipeg, Manitoba
Canada
R3C 3B6 (business)
------------------------------------------------------------------------------------------------------------------
J. Wiltshire                        Vice President, Marketing Investment    Vice President, Marketing Investment
447 Portage Avenue                  Products                                Products
Winnipeg, Manitoba                  Investors Group Trustco Inc.            Investors Group Trustco Inc.
Canada
R3C 3B6 (business)
------------------------------------------------------------------------------------------------------------------
S. Fitzhenry                        Vice President, Product Marketing       Vice President, Product Marketing
447 Portage Avenue                  Investors Group Trustco Inc.            Investors Group Trustco Inc.
Winnipeg, Manitoba
Canada
R3C 3B6 (business)
------------------------------------------------------------------------------------------------------------------
L. Perreault                        Vice President, Communications          Vice President, Communications
447 Portage Avenue                  Investors Group Trustco Inc.            Investors Group Trustco Inc.
Winnipeg, Manitoba
Canada
R3C 3B6 (business)
------------------------------------------------------------------------------------------------------------------
Brian Victor Jones                  Vice President, Client Services         Vice President, Client Services
447 Portage Avenue                  Investors Group Trustco Inc.            Investors Group Trustco Inc.
Winnipeg, Manitoba
Canada                              Vice-President                          Vice-President
R3C 3B6 (business)                  Investors Group Trust Co. Ltd.          Investors Group Trust Co. Ltd.
------------------------------------------------------------------------------------------------------------------
J.B. McKay                          Vice President, Human Resources         Vice President, Human Resources
447 Portage Avenue                  Investors Group Trustco Inc.            Investors Group Trustco Inc.
Winnipeg, Manitoba
Canada
R3C 3B6 (business)
------------------------------------------------------------------------------------------------------------------

-----------------------------------------------------------------------------------------------------------
A.J. Knowles                     Vice President, Training and          Vice President, Training and
447 Portage Avenue               Development                           Development
Winnipeg, Manitoba               Investors Group Trustco Inc.          Investors Group Trustco Inc.
Canada
R3C 3B6 (business)
-----------------------------------------------------------------------------------------------------------
J. Hunek                         Vice President, Application           Vice President, Application
447 Portage Avenue               Development Services                  Development Services
Winnipeg, Manitoba               Investors Group Trustco Inc.          Investors Group Trustco Inc.
Canada
R3C 3B6 (business)
-----------------------------------------------------------------------------------------------------------
Rod DeVos                        Vice President, Financial Services    Vice President, Financial Services
447 Portage Avenue               Systems                               Systems
Winnipeg, Manitoba               Investors Group Trustco Inc.          Investors Group Trustco Inc.
Canada
R3C 3B6 (business)
-----------------------------------------------------------------------------------------------------------
Robert C. Murdoch                Vice President, Sales Automation      Vice President, Sales Automation
447 Portage Avenue               Investors Group Trustco Inc.          Investors Group Trustco Inc.
Winnipeg, Manitoba
Canada
R3C 3B6 (business)
-----------------------------------------------------------------------------------------------------------
David Cheop, Q.C.                Vice President, Corporate Compliance  Vice President, Corporate Compliance
447 Portage Avenue               Investors Group Trustco Inc.          Investors Group Trustco Inc.
Winnipeg, Manitoba
Canada
R3C 3B6 (business)
-----------------------------------------------------------------------------------------------------------
Craig Johnston                   Vice President, Internal Audit        Vice President, Internal Audit
447 Portage Avenue               Investors Group Trustco Inc.          Investors Group Trustco Inc.
Winnipeg, Manitoba
Canada
R3C 3B6 (business)
-----------------------------------------------------------------------------------------------------------
Douglas E. Jones                 Assistant Secretary                   Assistant Secretary
447 Portage Avenue               Investors Group Trustco Inc.          Investors Group Trustco Inc.
Winnipeg, Manitoba
Canada
R3C 3B6 (business)
-----------------------------------------------------------------------------------------------------------
Donald J. MacDonald              Assistant Secretary                   Assistant Secretary
447 Portage Avenue               Investors Group Trustco Inc.          Investors Group Trustco Inc.
Winnipeg, Manitoba
Canada
R3C 3B6 (business)
-----------------------------------------------------------------------------------------------------------
Betty Jane Wylie                                                       Director
R.R. #1                          Author                                Investors Group Trust Co. Ltd.
Mactier, Ontario
P0C 1H0
-----------------------------------------------------------------------------------------------------------
Jean-Claude Bachand              Lawyer                                Director
Suite 3900                       Byers Casgrain                        Investors Group Trust Co. Ltd.
1, Place Ville-Marie
Montreal, Quebec
H3B 4M7 (business)
-----------------------------------------------------------------------------------------------------------
Roger George Joseph Blanchette   Treasurer                             Treasurer
447 Portage Avenue               Investors Group Trustco Inc.          Investors Group Trustco Inc.
Winnipeg, Manitoba
Canada                           Vice-President and Treasurer          Vice-President and Treasurer
R3C 3B6 (business)               Investors Group Trust Co. Ltd.        Investors Group Trust Co. Ltd.
-----------------------------------------------------------------------------------------------------------

------------------------------------------------------------------------------------------------------------------
Audrey Joan Penner            Assistant Secretary                        Assistant Secretary
447 Portage Avenue            Investors Group Trustco Inc.               Investors Group Trustco Inc.
Winnipeg, Manitoba
Canada                        Secretary                                  Secretary
R3C 3B6 (business)            Investors Group Trust Co. Ltd.             Investors Group Trust Co. Ltd.
------------------------------------------------------------------------------------------------------------------
William Donald Chornous       Vice-President, Portfolio Manager          Vice-President, Portfolio Manager
447 Portage Avenue            I.G. Investment Management, Ltd.           I.G. Investment Management, Ltd.
Winnipeg, Manitoba
Canada
R3C 3B6 (business)
------------------------------------------------------------------------------------------------------------------
Tighe Alan McManus            Vice-President, Portfolio Manager          Vice-President, Portfolio Manager
447 Portage Avenue            I.G. Investment Management, Ltd.           I.G. Investment Management, Ltd.
Winnipeg, Manitoba
Canada
R3C 3B6 (business)
------------------------------------------------------------------------------------------------------------------
Geoff Barth                   Vice-President, Portfolio Manager          Vice-President, Portfolio Manager
447 Portage Avenue            I.G. Investment Management, Ltd.           I.G. Investment Management, Ltd.
Winnipeg, Manitoba
Canada
R3C 3B6 (business)
------------------------------------------------------------------------------------------------------------------
Paul Hancock                  Vice-President, Portfolio Manager          Vice-President, Portfolio Manager
447 Portage Avenue            I.G. Investment Management, Ltd.           I.G. Investment Management, Ltd.
Winnipeg, Manitoba
Canada
R3C 3B6 (business)
------------------------------------------------------------------------------------------------------------------
Jeff Hall                     Vice-President, Portfolio Manager          Vice-President, Portfolio Manager
447 Portage Avenue            I.G. Investment Management, Ltd.           I.G. Investment Management, Ltd.
Winnipeg, Manitoba
Canada
R3C 3B6 (business)
------------------------------------------------------------------------------------------------------------------
Donald Bruce Smith            Vice-President, Mortgages                  Vice-President, Mortgages
447 Portage Avenue            I.G. Investment Management, Ltd.           I.G. Investment Management, Ltd.
Winnipeg, Manitoba
Canada
R3C 3B6 (business)
------------------------------------------------------------------------------------------------------------------
Murray James Mitchell         Vice-President, Real Estate and Portfolio  Vice-President, Real Estate and Portfolio
447 Portage Avenue            Manager                                    Manager
Winnipeg, Manitoba            I.G. Investment Management, Ltd.           I.G. Investment Management, Ltd.
Canada
R3C 3B6 (business)
------------------------------------------------------------------------------------------------------------------
Michele Helen Peterson        Vice-President, Mortgages, Ontario Region  Vice-President, Mortgages, Ontario Region
Suite 210                     I.G. Investment Management, Ltd.           I.G. Investment Management, Ltd.
200 Yorkland Blvd
Toronto  ON
M2J 5C1
------------------------------------------------------------------------------------------------------------------
Edwin Reinhold Buss           Treasurer- Securities                      Treasurer- Securities
447 Portage Avenue            I.G. Investment Management, Ltd.           I.G. Investment Management, Ltd.
Winnipeg, Manitoba
Canada
R3C 3B6 (business)
------------------------------------------------------------------------------------------------------------------
Allister Lawson Gunson        Assistant Secretary                        Assistant Secretary
447 Portage Avenue            Investors Group Trust Co. Ltd.             Investors Group Trust Co. Ltd.
Winnipeg, Manitoba
Canada                        Assistant Secretary                        Assistant Secretary
R3C 3B6 (business)            Investors Group Trustco Inc.               Investors Group Trustco Inc.

                              Assistant Secretary                        Assistant Secretary
                              I.G. Investment Management, Ltd.           I.G. Investment Management, Ltd.
------------------------------------------------------------------------------------------------------------------

Exhibit A

                             Joint Filing Agreement

            In accordance with Rule 13d-1(k)(1) under the Securities Exchange Act of 1934, as amended, the undersigned hereby agree to the joint filing with all other Reporting Persons (as such term is defined in the Schedule 13D referred to below) on behalf of each of them of a statement on Schedule 13D (including amendments thereto) with respect to the Class A Common Stock, $0.01 par value, of General Cigar Holdings, Inc., and that this Agreement be included as an Exhibit to such joint filing. This Agreement may be executed in any number of counterparts all of which taken together shall constitute one and the same instrument.

            IN WITNESS WHEREOF, the undersigned hereby execute this Agreement this 18th day of December, 1998.

                     INVESTORS GROUP INC.

                     By:    /s/ Edwin R. Buss
                            --------------------------------------------
                            Edwin R. Buss, as
                            Attorney-in-Fact for
                            Hugh Sanford Riley,
                            President and Chief
                            Executive Officer of
                            Investors Group Inc.

                     INVESTORS GROUP TRUSTCO INC.

                     By:    /s/ Edwin R. Buss
                            --------------------------------------------
                            Edwin R. Buss, as
                            Attorney-in-Fact for
                            Richard Elliott Archer,
                            President of
                            Investors Group Trustco Inc.

                     INVESTORS GROUP TRUST CO. LTD.

                     By:    /s/ Edwin R. Buss
                            --------------------------------------------
                            Edwin R. Buss, as
                            Attorney-in-Fact for
                            Wayne Stanley Walker,
                            President and Chief Executive Officer
                            Investors Group Trust Co. Ltd.

                     I.G. INVESTMENT MANAGEMENT, LTD.

                     By:    /s/ Edwin R. Buss
                            --------------------------------------------
                            Edwin R. Buss, as
                            Attorney-in-Fact for
                            Richard Elliott Archer,
                            President of
                            I.G. Investment Management, Ltd.

                     INVESTORS SPECIAL FUND

                     By:    /s/ Edwin R. Buss
                            --------------------------------------------
                            Edwin R. Buss,
                            as Attorney-in-Fact for
                            Wayne Stanley Walker,
                            President and Chief Executive Officer of
                            Investors Group Trust Co. Ltd.,
                            as Trustee for
                            Investors Special Fund

                     INVESTORS CANADIAN SMALL CAP FUND

                     By:    /s/ Edwin R. Buss
                            --------------------------------------------
                            Edwin R. Buss,
                            as Attorney-in-Fact for
                            Wayne Stanley Walker,
                            President and Chief Executive Officer of
                            Investors Group Trust Co. Ltd.,
                            as Trustee for
                            Investors Canadian Small Cap Fund

                     INVESTORS CANADIAN SMALL CAP FUND II

                     By:    /s/ Edwin R. Buss
                            --------------------------------------------
                            Edwin R. Buss,
                            as Attorney-in-Fact for
                            Wayne Stanley Walker,
                            President and Chief Executive Officer of
                            Investors Group Trust Co. Ltd.,
                            as Trustee for
                            Investors Canadian Small Cap Fund II

Exhibit B

                                Power of Attorney
                                -----------------

            KNOW ALL MEN BY THESE PRESENTS, THAT I, Hugh Sanford Riley, President and Chief Executive Officer of Investors Group Inc., have made, constituted and appointed, and by these presents do make, constitute and appoint, Edwin R. Buss, James Fossen or David M.R. Cheop, and any one of them acting separately, my true and lawful attorneys for me and in my name, place and stead solely for the purpose of executing, filing or delivering on behalf of Investors Group Inc. any and all statements on Schedule 13D under the Securities Exchange Act of 1934, and any amendments thereof and any filing agreement relating thereto, giving and granting unto said attorneys full power and authority to do and perform all and every such act as fully, to all intents and purposes, as I might or could do if personally present, with full power of substitution and revocation, hereby ratifying and confirming all that said attorneys or their substitute shall lawfully do or cause to be done by virtue hereof. This instrument may not be changed orally.

            IN WITNESS WHEREOF, I have hereunto set my hand and seal this 4th day of December, 1998.

                                              /s/     Hugh Sanford Riley
                                              -------------------------------
                                                       Hugh Sanford Riley

            BE IT KNOWN, that on this 4th day of December, 1998, before me Douglas E. Jones, a Notary Public in and for the Province of Manitoba, duly commissioned and sworn, personally came and appeared Hugh Sanford Riley, to me known, and known to me to be the same person described in and who executed the Power of Attorney, and acknowledged the within Power of Attorney to be his act and deed.

            IN TESTIMONY WHEREOF, I have hereunto subscribed my name and affixed my seal of office, the day and year last above written.

                                              /s/     Douglas E. Jones
                                              ------------------------------
                                                          Notary Public

Exhibit C

                                Power of Attorney
                                -----------------

            KNOW ALL MEN BY THESE PRESENTS, THAT I, Richard Elliot Archer, President of Investors Group Trustco Inc., have made, constituted and appointed, and by these presents do make, constitute and appoint, Edwin R. Buss, James Fossen or David M.R. Cheop, and any one of them acting separately, my true and lawful attorneys for me and in my name, place and stead solely for the purpose of executing, filing or delivering on behalf of Investors Group Trustco Inc. any and all statements on Schedule 13D under the Securities Exchange Act of 1934, and any amendments thereof and any filing agreement relating thereto, giving and granting unto said attorneys full power and authority to do and perform all and every such act as fully, to all intents and purposes, as I might or could do if personally present, with full power of substitution and revocation, hereby ratifying and confirming all that said attorneys or their substitute shall lawfully do or cause to be done by virtue hereof. This instrument may not be changed orally.

            IN WITNESS WHEREOF, I have hereunto set my hand and seal this 4th day of December, 1998.

                                    /s/     Richard Elliot Archer
                                    -------------------------------------
                                                Richard Elliot Archer

            BE IT KNOWN, that on this 4th day of December, 1998, before me Douglas E. Jones, a Notary Public in and for the Province of Manitoba, duly commissioned and sworn, personally came and appeared Richard Elliot Archer, to me known, and known to me to be the same person described in and who executed the Power of Attorney, and acknowledged the within Power of Attorney to be his act and deed.

            IN TESTIMONY WHEREOF, I have hereunto subscribed my name and affixed my seal of office, the day and year last above written.

                                    /s/       Douglas E. Jones
                                    -------------------------------------
                                                  Notary Public

Exhibit D

                                Power of Attorney
                                -----------------

            KNOW ALL MEN BY THESE PRESENTS, THAT I, Wayne Stanley Walker, President and Chief Executive Officer of Investors Group Trust Co. Ltd., have made, constituted and appointed, and by these presents do make, constitute and appoint, Edwin R. Buss, James Fossen or David M.R. Cheop, and any one of them acting separately, my true and lawful attorneys for me and in my name, place and stead solely for the purpose of executing, filing or delivering on behalf of Investors Group Trust Co. Ltd. any and all statements on Schedule 13D under the Securities Exchange Act of 1934, and any amendments thereof and any filing agreement relating thereto, giving and granting unto said attorneys full power and authority to do and perform all and every such act as fully, to all intents and purposes, as I might or could do if personally present, with full power of substitution and revocation, hereby ratifying and confirming all that said attorneys or their substitute shall lawfully do or cause to be done by virtue hereof. This instrument may not be changed orally.

            IN WITNESS WHEREOF, I have hereunto set my hand and seal this 4th day of December, 1998.

                                      /s/     Wayne Stanley Walker
                                      ------------------------------------
                                                  Wayne Stanley Walker

            BE IT KNOWN, that on this 4th day of December, 1998, before me Douglas E. Jones, a Notary Public in and for the Province of Manitoba, duly commissioned and sworn, personally came and appeared Wayne Stanley Walker, to me known, and known to me to be the same person described in and who executed the Power of Attorney, and acknowledged the within Power of Attorney to be his act and deed.

            IN TESTIMONY WHEREOF, I have hereunto subscribed my name and affixed my seal of office, the day and year last above written.

                                      /s/     Douglas E. Jones
                                      ------------------------------------
                                                  Notary Public

Exhibit E

                                Power of Attorney
                                -----------------

            KNOW ALL MEN BY THESE PRESENTS, THAT I, Richard Elliot Archer, President of I.G. Investment Management, Ltd., have made, constituted and appointed, and by these presents do make, constitute and appoint, Edwin R. Buss, James Fossen or David M.R. Cheop, and any one of them acting separately, my true and lawful attorneys for me and in my name, place and stead solely for the purpose of executing, filing or delivering on behalf of I.G. Investment Management, Ltd. any and all statements on Schedule 13D under the Securities Exchange Act of 1934, and any amendments thereof and any filing agreement relating thereto, giving and granting unto said attorneys full power and authority to do and perform all and every such act as fully, to all intents and purposes, as I might or could do if personally present, with full power of substitution and revocation, hereby ratifying and confirming all that said attorneys or their substitute shall lawfully do or cause to be done by virtue hereof. This instrument may not be changed orally.

            IN WITNESS WHEREOF, I have hereunto set my hand and seal this 4th day of December, 1998.

                                      /s/     Richard Elliot Archer
                                      -------------------------------------
                                                  Richard Elliot Archer

            BE IT KNOWN, that on this 4th day of December, 1998, before me Douglas E. Jones, a Notary Public in and for the Province of Manitoba, duly commissioned and sworn, personally came and appeared Richard Elliot Archer, to me known, and known to me to be the same person described in and who executed the Power of Attorney, and acknowledged the within Power of Attorney to be his act and deed.

            IN TESTIMONY WHEREOF, I have hereunto subscribed my name and affixed my seal of office, the day and year last above written.

                                      /s/      Douglas E. Jones
                                      -------------------------------------
                                                   Notary Public

Exhibit F

                                Power of Attorney
                                -----------------

            KNOW ALL MEN BY THESE PRESENTS, THAT I, Wayne Stanley Walker, President and Chief Executive Officer of Investors Group Trust Co. Ltd., as Trustee for Investors Special Fund, have made, constituted and appointed, and by these presents do make, constitute and appoint, Edwin R. Buss, James Fossen or David M.R. Cheop, and any one of them acting separately, my true and lawful attorneys for me and in my name, place and stead solely for the purpose of executing, filing or delivering on behalf of Investors Special Fund any and all statements on Schedule 13D under the Securities Exchange Act of 1934, and any amendments thereof and any filing agreement relating thereto, giving and granting unto said attorneys full power and authority to do and perform all and every such act as fully, to all intents and purposes, as I might or could do if personally present, with full power of substitution and revocation, hereby ratifying and confirming all that said attorneys or their substitute shall lawfully do or cause to be done by virtue hereof. This instrument may not be changed orally.

            IN WITNESS WHEREOF, I have hereunto set my hand and seal this 4th day of December, 1998.

                                  /s/     Wayne Stanley Walker
                                  -------------------------------------
                                              Wayne Stanley Walker

            BE IT KNOWN, that on this 4th day of December, 1998, before me Douglas E. Jones, a Notary Public in and for the Province of Manitoba, duly commissioned and sworn, personally came and appeared Wayne Stanley Walker, to me known, and known to me to be the same person described in and who executed the Power of Attorney, and acknowledged the within Power of Attorney to be his act and deed.

            IN TESTIMONY WHEREOF, I have hereunto subscribed my name and affixed my seal of office, the day and year last above written.

                                   /s/     Douglas E. Jones
                                   ------------------------------------
                                               Notary Public

Exhibit G

                                Power of Attorney
                                -----------------

            KNOW ALL MEN BY THESE PRESENTS, THAT I, Wayne Stanley Walker, President and Chief Executive Officer of Investors Group Trust Co. Ltd., as Trustee for Investors Canadian Small Cap Fund, have made, constituted and appointed, and by these presents do make, constitute and appoint, Edwin R. Buss, James Fossen or David M.R. Cheop, and any one of them acting separately, my true and lawful attorneys for me and in my name, place and stead solely for the purpose of executing, filing or delivering on behalf of Investors Canadian Small Cap Fund any and all statements on Schedule 13D under the Securities Exchange Act of 1934, and any amendments thereof and any filing agreement relating thereto, giving and granting unto said attorneys full power and authority to do and perform all and every such act as fully, to all intents and purposes, as I might or could do if personally present, with full power of substitution and revocation, hereby ratifying and confirming all that said attorneys or their substitute shall lawfully do or cause to be done by virtue hereof. This instrument may not be changed orally.

            IN WITNESS WHEREOF, I have hereunto set my hand and seal this 4th day of December, 1998.

                                 /s/     Wayne Stanley Walker
                                 ----------------------------------------
                                           Wayne Stanley Walker

            BE IT KNOWN, that on this 4th day of December, 1998, before me Douglas E. Jones, a Notary Public in and for the Province of Manitoba, duly commissioned and sworn, personally came and appeared Wayne Stanley Walker, to me known, and known to me to be the same person described in and who executed the Power of Attorney, and acknowledged the within Power of Attorney to be his act and deed.

            IN TESTIMONY WHEREOF, I have hereunto subscribed my name and affixed my seal of office, the day and year last above written.

                                 /s/     Douglas E. Jones
                                 ----------------------------------------
                                             Notary Public

Exhibit H

                                Power of Attorney
                                -----------------

            KNOW ALL MEN BY THESE PRESENTS, THAT I, Wayne Stanley Walker, President and Chief Executive Officer of Investors Group Trust Co. Ltd., as Trustee for Investors Canadian Small Cap Fund II, have made, constituted and appointed, and by these presents do make, constitute and appoint, Edwin R. Buss, James Fossen or David M.R. Cheop, and any one of them acting separately, my true and lawful attorneys for me and in my name, place and stead solely for the purpose of executing, filing or delivering on behalf of Investors Canadian Small Cap Fund II any and all statements on Schedule 13D under the Securities Exchange Act of 1934, and any amendments thereof and any filing agreement relating thereto, giving and granting unto said attorneys full power and authority to do and perform all and every such act as fully, to all intents and purposes, as I might or could do if personally present, with full power of substitution and revocation, hereby ratifying and confirming all that said attorneys or their substitute shall lawfully do or cause to be done by virtue hereof. This instrument may not be changed orally.

             IN WITNESS WHEREOF, I have hereunto set my hand and seal this 4th day of December, 1998.

                                       /s/     Wayne Stanley Walker
                                       -------------------------------------
                                               Wayne Stanley Walker

            BE IT KNOWN, that on this 4th day of December, 1998, before me Douglas E. Jones, a Notary Public in and for the Province of Manitoba, duly commissioned and sworn, personally came and appeared Wayne Stanley Walker, to me known, and known to me to be the same person described in and who executed the Power of Attorney, and acknowledged the within Power of Attorney to be his act and deed.

             IN TESTIMONY WHEREOF, I have hereunto subscribed my name and affixed my seal of office, the day and year last above written.

                                       /s/     Douglas E. Jones
                                       -------------------------------------
                                                   Notary Public